FILE No. 82-5176

(Translation)

July 12, 2005

Dear Sirs:

Name of listed company: Fuji Television Network, Incorporated

(Code No. 4676, 1st section of Tokyo Stock Exchange)

Representative: Koichi Murakami
President and Representative Director

Person to contact: Kazunobu Iijima
Senior Executive Officer and General Manager of General Coordination Dept.
Tel: 03-5500-8888 (Key)

Name of listed company: Nippon Broadcasting System, Incorporated

(Code No. 4660, 2nd section of Tokyo Stock Exchange)

Representative: Yutaka Isohara
President and Representative Director

Person to contact: Shutoku Sanada
General Manager of Administration Dept.
Tel: 03-3287-1111 (Key)

Notice of Execution of Share Exchange Agreement

It is hereby notified that Fuji Television Network, Incorporated (head office: Minato-ku, Tokyo, representative: Koichi Murakami, hereinafter the "Fuji TV") and Nippon Broadcasting System, Incorporated (head office: Chiyoda-ku, Tokyo, representative: Yutaka Isohara, hereinafter "Nippon Broadcasting") today determined to implement a share exchange (*kabushiki kokan*) to make Nippon Broadcasting a wholly owned subsidiary of Fuji TV at the meetings of their respective boards of directors and executed a share exchange agreement, as described below:

Description

1. Purpose of making Nippon Broadcasting a wholly owned subsidiary

Fuji TV is Nippon Broadcasting's largest shareholder and parent company that holds 85.48% (22,588,424 shares) of the total number of issued shares (26,424,159 shares) of Nippon Broadcasting as of the date hereof. With the aim of establishing a group

management system that will allow both companies to select and concentrate their management resources agilely and efficiently and improve productivity and enhance corporate value, Fuji TV and Nippon Broadcasting agreed to make Nippon Broadcasting a wholly owned subsidiary of Fuji TV and executed a share exchange agreement today.

The share exchange, in respect of which a business reconstruction plan in accordance with the Law on Special Measures for Industrial Revitalization of Japan (the "Industrial Revitalization Law") has been authorized by the Ministry of Public Management, Home Affairs, Posts and Telecommunications, will be implemented in cash under simplified and expedited procedures. The date of the share exchange is scheduled on September 1, 2005.

2. Outline of the share exchange

(1) Schedule of the share exchange

July 12, 2005:	Meeting of the Board of Directors for the approval of the share exchange agreement (Fuji TV / Nippon Broadcasting)
	Execution of share exchange agreement
August 31, 2005:	Final day of the period for the submission of share certificates (commencing on July 21, 2005)
September 1, 2005:	Date of the share exchange

Note 1. The share exchange will be implemented without approval thereof by the general meeting of shareholders as provided for in Article 353, paragraph 1 of the Commercial Code of Japan (the "Commercial Code"), by Fuji TV pursuant to Article 12-4, paragraph 1 of the Industrial Revitalization Law and Article 358, paragraph 1 of the Commercial Code and by Nippon Broadcasting pursuant to Article 12-4, paragraph 2 of the Industrial Revitalization Law and Article 353, paragraph 1 of the Commercial Code.

Note 2. The shares of Nippon Broadcasting will, irrespective of the share exchange, be delisted on July 28, 2005 (the final trading day will be July 27, 2005) as a result of the determination of delisting thereof by Tokyo Stock Exchange on June 27, 2005 (as the shareholding ratio of certain limited shareholders has exceeded 90% of the number of listed shares).

(2) Details of the share exchange

To the shareholders (excluding Fuji TV) of Nippon Broadcasting appearing or recorded in the final register of shareholders as of August 31, 2005, which is the day immediately preceding the date of the share exchange, ¥6,300 per share of common stock of Nippon Broadcasting will be delivered in cash.

The amount to be delivered to the shareholders have been agreed upon by Fuji TV and Nippon Broadcasting upon mutual negotiations by reference to the calculation results obtained respectively by Deloitte Tohmatsu FAS (formerly, Deloitte Tohmatsu Corporate Finance) and KPMG FAS that were requested by Fuji TV and Nippon Broadcasting to calculate an appropriate amount thereof.

(3) Other

In the event that any material change in the financial position or business conditions of Fuji TV or Nippon Broadcasting or any other serious obstacle to the implementation of the share exchange takes place, the terms of the share exchange may be changed upon mutual consultation.

3. Outline of the parties to the share exchange

(1) Trade name	(100% parent company) Fuji Television Network, Incorporated (as of July 12, 2005)	(Wholly owned subsidiary) Nippon Broadcasting System, Incorporated (as of July 12, 2005)
(2) Main business	Television broadcasting business pursuant to the Broadcasting Law of Japan	Radio broadcasting business
(3) Date of Incorporation	November 18, 1957	April 23, 1954
(4) Location of registered head office	4-8, Daiba 2-chome, Minato-ku, Tokyo	9-3, Yurakucho 1-chome, Chiyoda-ku, Tokyo
(5) Representative	Koichi Murakami President and Representative Director	Yutaka Isohara President and Representative Director
(6) Stated capital	¥118,450 million (Note 2)	¥4,150 million
(7) Total number of issued shares	2,657,816.64 shares (Note 2)	26,424,159 shares
(8) Shareholders' equity	¥508,053 million (Note 1)	¥141,437 million (Note 1)
(9) Total assets	¥664,267 million (Note 1)	¥206,703 million (Note 1)
(10) Date of closing of accounts	March 31 of each year	March 31 of each year
(11) Employees	1,367 persons (Note 1)	240 persons (Note 1)
(12) Main customers	DENTSU INC. Hakuhodo DY Media Partners Incorporated	DENTSU INC. Hakuhodo DY Media Partners Incorporated
(13) Principal shareholders and their shareholding ratios (Note 3)	Nippon Broadcasting System, Incorporated 13.31% Daiwa Securities SMBC Co. Ltd. 8.30% Toho Co., Ltd. 6.89% The Master Trust Bank of Japan, Ltd. 3.59% Nippon Cultural Broadcasting Inc. 2.93% Japan Trustee Services Bank, Ltd. 2.59% Kansai Telecasting Corporation 2.05%	Fuji Television network, Incorporated 85.48% livedoor Co., Ltd. 7.57%

(14) Main banks	The Bank of Tokyo-Mitsubishi, Ltd. Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corporation	The Bank of Tokyo-Mitsubishi, Ltd. Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corporation
(15) Relationship between the parties	Capital:	Fuji TV holds 85.48% of issued shares of Nippon Broadcasting.
	Personnel:	2 officers of Fuji TV concurrently serve as Directors of Nippon Broadcasting.
	Transaction:	Joint holding of events

(Note 1) As of March 31, 2005
(Note 2) As of June 30, 2005
(Note 3) With regard to the principal shareholders and their shareholding ratios, the shareholding ratio of Nippon Broadcasting is calculated based on its shareholdings as of July 12, 2005 and the total number of the issued shares as of June 30, 2005. The shareholding ratios of the principal shareholders other than Nippon Broadcasting are calculated based on their shareholdings as of March 31, 2005 and the total number of the issued shares as of June 30, 2005.

(16) Business results for the latest three years

	Fuji Television Network, Incorporated (100% parent's company)			Nippon Broadcasting System, Incorporated (Wholly owned subsidiary)		
Business year	2002 (from April 1, 2002 to March 31, 2003)	2003 (from April 1, 2003 to March 31, 2004)	2004 (from April 1, 2004 to March 31, 2005)	2002 (from April 1, 2002 to March 31, 2003)	2003 (from April 1, 2003 to March 31, 2004)	2004 (from April 1, 2004 to March 31, 2005)
Net sales (¥ million)	333,729	358,056	376,039	33,724	30,843	29,206
Ordinary income (¥ million)	35,938	39,820	40,170	895	1,100	1,073
Net income (¥ million)	13,095	21,131	21,970	4,352	15,020	167
Net income per share (¥)	12,103.22	19,535.96	8,787.00	131.98	457.99	4.39
Annual dividend per share (¥)	1,750	2,000	5,000	10.00	15.00	16.00
Shareholders' equity per share (¥)	331,480.06	383,888.90	198,371.04	1,273.08	1,742.65	4,321.39

(Note) A stock split at the rate of 2 shares for 1 share was made by Fuji TV as of May 20, 2004.

4. Situations after the share exchange

(1) Schedule in the future

No change will be made in the trade names, main businesses, locations of the registered head offices, representative or stated capitals of both companies as a result of the share exchange.

(2) Effect on business results

The share exchange will have no material effect on the business results of Fuji TV and Nippon Broadcasting.

- End -

For more information on this press release, please contact:

Fuji Television Network, Incorporated	General Coordination Dept.	03-5500-8888 (Key)
Nippon Broadcasting System, Incorporated	Administration Dept.	03-3287-1111 (Key)

August 4, 2005

Quarterly Flash Report (Consolidated Basis)

Results for the three months ended June 30, 2005

Company name: Fuji Television Network, Inc.

Stock listing: Tokyo Stock Exchange Code number: 4676 URL http://www.fujitv.co.jp

For further information, please contact: Yuji Itoyama, Executive Vice President, Investor Relations

Telephone: +81-3-5500-8258

1. Items Related to the Creation of Quarterly Financial Data

(1) Adoption of simplified accounting practices: Not applicable

(2) Changes from accounting methods used in recent fiscal years

(Details)

From the fiscal year ending March 31, 2006, we have adopted accounting standards for the mark down of impaired fixed assets. The impact on our financial statements is minimal.

(3) Changes in scope of consolidation and equity method of accounting

Additions: Consolidated subsidiaries: 7, Affiliates: 1

Deletions: Consolidated subsidiaries: 1, Affiliates: 3

LF Holdings Co., Ltd. (formerly named livedoor Partners Co., Ltd.) became a consolidated subsidiary with the acquisition of shares of that company. In line with this, Nippon Broadcasting System Inc. has converted from an equity-method affiliate into a consolidated subsidiary.

With Nippon Broadcasting becoming a subsidiary, Pony Canyon, Inc., and Fujisankei Advertising Work Inc. have converted from equity-method affiliates into consolidated subsidiaries, Nippon Broadcasting Project, Inc., Pony Canyon Enterprise, Inc., and Big Shot, Inc. became newly consolidated subsidiaries, and Memory-Tech Corporation became an equity-method affiliate.

Fuji Television Future Net, Inc. was dissolved following its merger with Fujimic, Inc. and was therefore removed from the scope of consolidation.

2. Consolidated Financial Results of Three Months ended June 30, 2005 (April 1, 2004 through June 30, 2005)

(1) Progress of Business Performance

Three Months ended June 30 (Figures less than ¥1 million have been omitted.)

	Net Sales		Operating Income		Recurring Profit		Net Income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
June 30, 2005	148,321	25.9	17,031	(6.3)	17,963	(5.1)	8,949	(18.9)
June 30, 2004	117,843	7.0	18,183	15.9	18,927	15.8	11,034	22.4
(For reference) Year ended March 31, 2005	476,733		43,581		44,478		22,845	

	Net Income per Share Basic	Net Income per Share Diluted
	Yen	Yen
June 30, 2005	4,365.38	3,874.51
June 30, 2004	4,456.71	---
(For reference) Year ended March 31, 2005	9,056.14	8,950.53

Notes: (1) Percentages shown for net sales, operating income, etc., are percentage changes versus the same quarter of the previous year.

(2) Calculations of net income per share for the fiscal quarter of the fiscal year ending March 31, 2005 assume that the two-for-one stock split implemented on May 20, 2004 occurred at the start of the period.

Qualitative Data Related to Progress in Business Performance (Consolidated)

During the first quarter (April–June 2005) of fiscal 2006, ending March 31, 2006, the Cabinet Office's *Monthly Economic Report* changed its description of the Japanese economy from one stating that there was weakness in some sectors to one indicating that there were signs that such weakness was ending. The Cabinet Office thus noted that the economy was in a mild recovery and indicated that consumer spending had turned upward, corporate profits were improving, and capital investment was rising.

Amid this environment, the Fuji Television Group posted a 25.9% year on year rise in consolidated net sales for the quarter to ¥148,321 million, reflecting in part the addition of seven companies to the scope of consolidation. Despite the lift in profits from newly consolidated subsidiaries, however, operating income fell 6.3% to ¥17,031 million owing to declining Broadcasting segment earnings and an increase in expenses in the Direct Marketing segment. In addition, recurring profit was down 5.1% to ¥17,963 million, despite increases in interest income, dividends received, and equity in earnings of affiliated companies (net of dividends). Net income for the quarter fell 18.9% to ¥8,949 million, reflecting an increase in taxes including enterprise taxes and other adjustments and an increase in minority interests.

Results by operating segment are as follows.

Three Months ended June 30 (Millions of Yen)

	Sales			Operating income (loss)		
	2005	2004	Change	2005	2004	Change
Broadcasting	105,320	---	11.5%	15,284	---	(11.0)%
Television broadcasting	---	94,472		---	17,172	
Program production and related business	11,696	10,583	10.5%	477	286	66.6 %
Direct marketing	17,018	16,638	2.3%	651	1,013	(35.7)%
Video and music	17,755	---	---	569		---
Other	13,987	6,637	110.7%	598	(320)	---
Eliminated	(17,457)	(10,488)	---	(549)	30	---
Total	148,321	117,843	25.9%	17,031	18,183	(6.3)%

For the fiscal year ended March 31, 2005, Fuji Television's business segments were categorized into Television Broadcasting, Broadcasting-Related Business, Direct Marketing, and Other Businesses. From the fiscal year ending March 31, 2006, these categories have been reorganized into Broadcasting, Program

Production and Related Business, Direct Marketing, Video and Music, and Other.

This realignment reflects a review of the business categories included in our operating segments in line with the changes in the scope of consolidation resulting from Nippon Broadcasting becoming a subsidiary. In other words, we combined Fuji Television's television broadcasting business with Nippon Broadcasting's radio broadcasting business under the Broadcasting segment. In addition, we made Video and Music an independent segment, taking it out of the Other segment to reflect its increased importance now that Pony Canyon is a consolidated subsidiary.

Further, major companies that were previously categorized under Other Businesses but have now been reclassified under Video and Music include Fujipacific Music Inc. and Fujipacific Music (USA), Inc.

Segment classifications of newly consolidated subsidiaries are Nippon Broadcasting under Broadcasting; Pony Canon and Pony Canyon Enterprise under Video and Music; and Nippon Broadcasting Project, Big Shot, Fujisankei Advertising Work, and LF Holdings under Other.

Broadcasting

The Broadcasting segment represents the earnings of the parent company and those of Nippon Broadcasting. Amid healthy conditions in the advertising market, strong viewer ratings helped the Television Broadcasting business boost broadcasting revenues above the good results of the previous year. Other operations revenues were up sharply, driven by events (including *Allegria 2*), merchandising (including mobile phone sites and *Allegria* merchandise), and video (including *Dragonball GT*). With the addition of the newly consolidated Radio Broadcasting business, first-quarter sales rose 11.5% year on year to ¥105,320 million, but operating income fell 11.0% to ¥15,284 million, reflecting a year-on-year decline in profit margins in other operations. Television Broadcasting business sales were ¥98,487 million (up 4.3% year on year) and Radio Broadcasting business sales were ¥6,836 million (for reference, this a year on year decline of 5.1%).

Sales by Broadcasting Operations

Three Months ended June 30 (Figures less than ¥1 million have been omitted.)

	2005	2004	Change from the previous term
Television broadcasting			
Broadcasting operations	85,469	83,247	2.7%
Broadcasting	78,002	76,093	2.5%
Network time	32,964	32,742	0.7%
Local time	5,508	5,394	2.1%
Spot	39,530	37,957	4.1%
Broadcasting related business	7,467	7,153	4.4%
Other operations	13,018	11,224	16.0%
Subtotal	98,487	94,472	4.3%
Radio broadcasting	6,836	---	---
Elimination in the segment	(4)	---	---
Total	105,320	94,472	11.5%

Program Production and Related Business

This segment consists of subsidiaries involved in program production, set design, engineering, and other activities. Subsidiaries in this segment worked to cut costs and increase revenues from external sources. Thanks to these efforts, first quarter sales in the Program Production and Related Business rose 10.5% year on year, to ¥11,696 million, and operating income rose 66.6% to ¥477 million.

Direct Marketing

Sales remained firm in the Direct Marketing segment on the back of beauty and health products offered through our catalog media. While sales rose year on year, operating income declined due to increases in expenses related to logistics and production of direct marketing materials. Orders taken via the Internet, however, were significantly higher than a year ago.

First quarter sales in the Direct Marketing segment rose 2.3% year on year to ¥17,018 million, but operating income fell 35.7% to ¥651 million.

Video and Music

Video and Music is a newly established segment comprising nine companies, included two that were newly consolidated. Pony Canyon substantially exceeded initial expectations thanks in part to impressive sales of the DVD box set *Dragonball GT*, which contributed to segment sales of ¥17,755 million and operating income of ¥569 million for the first quarter.

Other

The Other segment comprises eight companies, included four that were newly consolidated. First-quarter sales in this segment jumped 110.7% year on year to ¥13,987 million and operating income was ¥598 million, owing to such factors as growth in orders for software development.

Equity-method affiliates

Among equity-method affiliates, Fuji Satellite Broadcasting, Inc. (BS Fuji, Inc.) recorded an operating loss in the fifth year since the start of service, as the company continues to face difficult conditions. Other affiliates, however, posted strong comparatively performances, resulting in equity in earnings of affiliated companies (net of dividends) of ¥580 million.

(2) Changes in Financial Position (Consolidated)

	Total Assets	Total Shareholders' Equity	Equity Ratio	Total Shareholders' Equity per Share
	Millions of Yen	Millions of Yen	%	Yen
June 30, 2005	718,348	420,626	58.6	199,610.28
June 30, 2004	627,444	508,407	81.0	204,303.82
(For reference) March 31, 2005	681,190	479,088	70.3	203,653.65

Note: The calculation of total shareholders' equity per share for the first quarter of the fiscal year ending March 31, 2005 is based on the number of shares outstanding following the two-for-one stock split implemented on May 20, 2004.

Cash Flows

Three Months ended June 30

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the Year
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
June 30, 2005	1,342	(17,182)	(64,137)	45,225
June 30, 2004	(116)	(53,134)	(1,952)	70,010
(For reference) Year ended March 31, 2005	44,673	(135,516)	76,731	113,408

Qualitative Data on Changes in Financial Position (Consolidated)

In the first quarter of fiscal 2005, consolidated net cash flows provided by operating activities totaled ¥1,342 million, a year on year increase of ¥1,458 million as the increase in accounts receivable was less than a year ago, despite higher payments for enterprise taxes and other outflows.

Net cash flows used in investing activities amounted to ¥17,182 million, a ¥35,952 million decline in net outflows. Funds used in the acquisition of shares of livedoor Co., Ltd. and the tender offer by Nippon Broadcasting to acquire its own shares were offset by inflows from the sale of euroyen bonds, Japanese government bonds, and other marketable and investment securities.

Net cash used in financing activities amounted to ¥64,137 million, reflecting a ¥62,185 million increase in net outflows, such as those used to repay the long-term borrowings of newly consolidated subsidiaries.

As a result, cash and cash equivalents at the end of the first quarter totaled ¥45,225 million, a ¥24,785 million decrease versus the first quarter of fiscal 2005.

(For Reference 1)

Non-Consolidated Financial Results of Three Months ended June 30, 2005 (April 1, 2005 through June 30, 2005)

Three Months ended June 30 (Figures less than ¥1 million have been omitted.)

	Net Sales		Operating Income		Recurring Profit		Net Income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
June 30, 2005	98,487	4.3	15,452	(10.0)	16,892	(7.8)	10,410	(6.1)
June 30, 2004	94,472	7.9	17,172	20.8	18,312	21.8	11,081	28.2
(For reference) Year ended March 31, 2005	376,039		38,785		40,170		21,970	

	Total Assets	Total Shareholders' Equity
	Millions of Yen	Millions of Yen
June 30, 2005	677,607	519,051
June 30, 2004	567,279	484,666
(For reference) March 31, 2005	664,267	508,053

3. Outlook for the Fiscal Year Ending March 31, 2006 (April 1, 2005 through March 31, 2006)

Consolidated Financial Results

	Net Sales	Recurring Profit	Net Income
	Millions of Yen	Millions of Yen	Millions of Yen
Six Months ending September 30, 2005	287,500	21,900	11,000
Year ending March 31, 2006	571,800	45,600	22,200

(Reference) Consolidated net income per share for the fiscal year is forecast to be ¥10,400.88.

(For Reference 2)

Non-Consolidated Financial Results

	Net Sales	Recurring Profit	Net Income
	Millions of Yen	Millions of Yen	Millions of Yen
Six Months ending September 30, 2005	186,100	19,500	9,600
Year ending March 31, 2006	364,200	40,200	20,800

(Reference) Non-Consolidated net income per share for the fiscal year is forecast to be ¥7,967.99.

Note: The forecasts above are based on information available at the time of writing. Actual performance may differ from forecasts due to unforeseen factors.

Quantitative Data Related to Earnings Forecasts

Consolidated earnings in the first quarter outpaced our initial projections, particularly in the Video and Music, Direct Marketing, and Program Production and Related Business segments. We expect eamings to remain firm going forward and are therefore revising up the interim and full-year earnings forecasts we announced in May 2005.

That said, we are maintaining our forecasts for non-consolidated earnings since there has not been substantial change in earnings trends compared with our initial expectations.

For the interim period, we now forecast gains in both sales and profits with consolidated net sales of ¥287.5 billion, recurring profit of ¥21.9 billion, and net income of ¥11.0 billion. For the full year, we now forecast a rise in sales but a decline in profits with consolidated net sales of ¥571.8 billion, recurring profit of ¥45.6 billion, and net income of ¥22.2 billion.

Differences in these revised forecasts and interim and full-year forecasts disclosed in the flash report published in Japanese on May 20, 2005, are shown below.

At this juncture, we have not changed our non-consolidated earnings forecasts from those announced on May 20, 2005.

(1) Consolidated Financial Results of Six-Month ending September 30, 2005 (Millions of Yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (A)	283,400	20,000	9,700
Revised Forecast (B)	287,500	21,900	11,000
Change (B-A)	4,100	1,900	1,300
Percent Change (%)	1.4	9.5	13.4

(2) Consolidated Financial Results of Year ending March 31, 2006 (Millions of Yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (A)	564,800	43,600	20,800
Revised Forecast (B)	571,800	45,600	22,200
Change (B-A)	7,000	2,000	1,400
Percent Change (%)	1.2	4.6	6.7

CONSOLIDATED BALANCE SHEETS

	June 30, 2005		June 30, 2004		Change from the previous term		(For reference) March 31, 2005	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
ASSETS								
Current assets:								
1. Cash and time deposits	53,507		27,931				38,855	
2. Trade notes and accounts receivable	118,356		106,523				98,127	
3. Marketable securities	22,612		99,491				135,881	
4. Inventories	25,558		25,096				22,557	
5. Beneficial interests in trusts	---		47,140				---	
6. Other current assets	34,124		14,538				23,567	
7. Less allowance for doubtful accounts	(370)		(333)				(179)	
Total current assets	253,788	35.3	320,389	51.1	(66,601)	(20.8)	318,810	46.8
Fixed assets:								
1. Tangible fixed assets								
(1) Buildings and structures	93,366		92,646				89,484	
(2) Land	26,943		20,557				20,340	
(3) Other	25,480		14,422				17,801	
Total tangible fixed assets	145,790	20.3	127,627	20.3	18,163	14.2	127,626	18.7
2. Intangible fixed assets	86,712	12.1	33,005	5.3	53,706	162.7	43,598	6.4
3. Investments and other assets								
(1) Investment in securities	212,822		134,526				176,097	
(2) Other	24,804		13,002				19,034	
(3) Less allowance for doubtful accounts	(5,570)		(1,106)				(3,975)	
Total investments and other assets	232,057	32.3	146,422	23.3	85,634	58.5	191,155	28.1
Total fixed assets	464,560	64.7	307,055	48.9	157,504	51.3	362,380	53.2
Total assets	718,348	100.0	627,444	100.0	90,903	14.5	681,190	100.0

	June 30, 2005		June 30, 2004		Change from the previous term		(For reference) March 31, 2005	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
LIABILITIES								
Current liabilities:								
1. Trade notes and accounts payable	52,544		39,704				45,540	
2. Short-term borrowings	23,680		1,930				2,015	
3. Allowance for sales returns	873		128				138	
4. Allowance for loss on cancellation of contracts	9		---				16	
5. Other current liabilities	50,920		38,445				50,440	
Total current liabilities	128,028	17.8	80,208	12.8	47,820	59.6	98,152	14.4
Long-term liabilities:								
1. Bonds with stock purchase rights	55,832		327				63,223	
2. Long-term borrowings	2,807		---				293	
3. Deferred tax liabilities	72,028		---				3,219	
4. Retirement allowance for employees	30,732		23,778				23,863	
5. Retirement allowance for directors	3,497		2,197				2,880	
6. Other long-term liabilities	1,053		4,849				383	
Total long-term liabilities	165,952	23.1	31,152	5.0	134,799	432.7	93,864	13.8
Total liabilities	293,981	40.9	111,360	17.8	182,620	164.0	192,017	28.2
MINORITY INTERESTS								
Minority interests	3,740	0.5	7,676	1.2	(3,936)	(51.3)	10,084	1.5
SHAREHOLDERS' EQUITY								
Common stock	118,450	16.5	106,200	16.9			114,750	16.9
Capital surplus	145,914	20.3	133,664	21.3			142,214	20.9
Retained earnings	272,718	38.0	261,855	41.7			272,090	39.9
Reevaluation differences of land	2,103	0.3	2,108	0.4			2,103	0.3
Valuation gain on other securities	22,993	3.2	21,815	3.5			18,545	2.7
Foreign exchange adjustment	(884)	(0.1)	(1,098)	(0.2)			(1,236)	(0.2)
Treasury stock	(140,669)	(19.6)	(16,139)	(2.6)			(69,380)	(10.2)
Total shareholders' equity	420,626	58.6	508,407	81.0	(87,780)	(17.3)	479,088	70.3
Total liabilities, minority interests and shareholders' equity	718,348	100.0	627,444	100.0	90,903	14.5	681,190	100.0

(Changes in Presentation Methods)

The line item "Beneficial interests in trusts" (amounting to ¥1,400 million in the first quarter of fiscal 2006) shown in first quarter of fiscal 2005 has declined in materiality and has therefore now been included under "Other current assets" in the current assets section of the balance sheets.

In addition, "Deferred tax liabilities" (amounting to ¥4,210 million in the first quarter of fiscal 2005) which were included under "Other long-term liabilities" in the first quarter of fiscal 2005 have increased in materiality and have therefore been itemized separately in the balance sheets for the first quarter of fiscal 2006.

CONSOLIDATED STATEMENTS OF INCOME

	June 30, 2005			June 30, 2004			Change from the previous term		(For reference) March 31, 2005		
	Millions of Yen		%	Millions of Yen		%	Millions of	%	Millions of Yen		%
Net sales		148,321	100.0		117,843	100.0	30,477	25.9		476,733	100.0
Cost of sales		90,936	61.3		67,645	57.4	23,290	34.4		301,561	63.3
Gross profit		57,384	38.7		50,197	42.6	7,187	14.3		175,172	36.7
Selling, general and administrative expenses											
1. Selling expense	27,967			22,901					93,825		
2. General and administrative expenses	12,386	40,353	27.2	9,113	32,014	27.2	8,338	26.0	37,765	131,591	27.6
Operating income		17,031	11.5		18,183	15.4	(1,151)	(6.3)		43,581	9.1
Non-operating revenues											
1. Interests	131			83					352		
2. Dividends	826			546					723		
3. Amortization of consolidated difference	580			246					657		
4. Rental fee	293			268					1,064		
5. Sale of marketable securities	1			---					14		
6. Others	713	2,546	1.7	123	1,268	1.1	1,278	100.8	224	3,036	0.6
Non-operating expenses											
1. Interests	64			32					123		
2. Losses on partner ship investments	268			54					594		
3. Expenses of issuance of new stock	105			30					94		
4. Expenses relate to tender offer	84			---					188		
5. Rental fee	283			195					851		
6. Others	808	1,614	1.1	211	523	0.4	1,090	208.1	286	2,138	0.4
Recurring profit		17,963	12.1		18,927	16.1	(963)	(5.1)		44,478	9.3

	June 30, 2005			June 30, 2004			Change from the previous term		(For reference) March 31, 2005		
	Millions of Yen		%	Millions of Yen		%	Millions of Yen	%	Millions of Yen		%
Extraordinary gain											
1. Gain on the sale of fixed assets	—			0					8		
2. Gain on the sale of investment securities	274			---					69		
3. Gain on the return of allowance for doubtful accounts	137			---					---		
4. Gain on the return of retirement allowance for directors	96			---					---		
5. Gain on the return of allowance for sales returns	3			---					---		
6. Others	50	562	0.4	66	66	0.0	495	747.0	10	88	0.0
Extraordinary loss											
1. Loss on sale of fixed assets	125			3					281		
2. Loss on disposal of fixed assets	100			8					434		
3. Loss on sale of investment securities	0			---					46		
4. Devaluation of investment securities	1			---					286		
5. Loss on sale of membership	3			---					6		
6. Others	22	254	0.2	---	11	0.0	242	2,056.4	3,780	4,837	1.0
Income before income taxes		18,271	12.3		18,982	16.1	(710)	(3.7)		39,730	8.3
Income taxes and enterprise taxes	4,993			7,178					19,475		
Adjustment for income taxes	3,741	8,735	5.9	631	7,809	6.6	925	11.8	(1,456)	18,019	3.8
Minority taxes		586	0.4		137	0.1	449	326.6		(1,134)	(0.3)
Net income		8,949	6.0		11,034	9.4	(2,084)	(18.9)		22,845	4.8

August 22, 2005

To Whom It May Concern:

Company name: Fuji Television Network, Inc.
Stock listing: First Section of the Tokyo Stock Exchange Code number: 4676
For further information, please contact: Yuji Itoyama, Executive Vice President, Investor Relations
Telephone: +81-3-5500-8258

Notice Concerning the Full Conversion of the First Series of Unsecured Convertible Bonds with Stock Acquisition Rights

On August 19, 2005, Fuji Television completely converted into common stock the ¥80 billion in First Series of Unsecured Convertible Bonds with Stock Acquisition Rights issued on February 25, 2005. Details of the conversion are provided below.

1. Name of bond	Fuji Television Network, Inc., First Series of Unsecured Convertible Bonds with Stock Acquisition Rights (Limited Inter-Bond *Pari Passu* Clause)
2. Cumulative conversion amount	¥80 billion (percent converted: 100%)
3. Type of shares issued	Common stock
4. Number of shares issued through conversion	389,394.44 shares
5. Date conversion was completed	August 19, 2005

(For reference)

Number of shares outstanding and capital after full conversion (as of August 19, 2005)

Number of shares outstanding: 2,938,002.84 shares

Capital: ¥146,200 million

--End of document--